Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

January 5, 2023

Re:	CNFinance Holdings Ltd. Amendment No. 3 to Registration Statement on Form F-3 Filed December 2, 2022 File No. 333-259304

Mr. John Stickel

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Dear Mr. John Stickel and Ms. Tonya Aldave:

On behalf of our client CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 23, 2022 (the “Comment Letter”) on the Company’s Amendment No. 3 to the Registration Statement on Form F-3 filed on December 2, 2022 (the “Amendment No. 3 to Form F-3”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to the Registration Statement on Form F-3 (the “Revised Form F-3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Amendment No. 3 to Form F-3 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 3 to Form F-3, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Form F-3 where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 3 to Form F-3 filed December 2, 2022

About this Prospectus, page ii

1.	Please revise your definition of “China or the PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page ii and page 18 of the Revised Form F-3.

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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 or james.lin@davispolk.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Bin Zhai, Chief Executive Officer
CNFinance Holdings Limited

January 5, 2023	2